UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                                        COMMISSION FILE NUMBER
                                                                  1097181
                                                                 ___________

                                                                CUSIP NUMBER
                                                                 670404 10 2
                                                                 ___________



(CHECK ONE):
[ ] Form 10-K and Form 10-KSB [ ] FORM 11-K [ ] FORM 20-F [ ] FORM 10-Q and
[X] Form 10-QSB [ ] Form N-SAR

      For Period Ended:  March 31, 2001
                         --------------

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

      For the transition period ended;  ___________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                    PART I
                            REGISTRANT INFORMATION

      Full name of registrant MOBILE PET SYSTEMS, INC.
                              -----------------------

      Former name if applicable  N/A
                                 --------------------

  Address of principal executive office: 2150 West Washington Street, Suite 110
                                         --------------------------------------

      City, State and Zip Code:  San Diego, CA, 92110
                                 --------------------








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                                    PART II
                           RULES 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      [X] (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c)   The  accountant's  statement or other exhibit  required by Rule
      12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report thereof could not be filed within the prescribed time period.

      Although the management of Mobile PET Systems, Inc. has been working diligently to complete all the required information for its quarterly report on Form 10-QSB for the quarter ended March 31, 2001, and a substantial part of such information has been completed as of this date, management does not believe the Form 10-QSB can be completed on or before the May 15, 2001, prescribed due date due to the difficulty in gathering all pertinent information to complete such quarterly report in a timely manner.

                                   PART IV
                              OTHER INFORMATION
      (1) Name and telephone number of person to contact in regard to this notification.

            Anthony R. Turnbull      (619)                      226-6738
            ----------------------------------------------------------------
                  (NAME)          (AREA CODE)              (TELEPHONE NUMBER)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              [X] YES [ ] NO

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] YES [X] NO


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      If so: attach an explanation of the anticipated  change,  both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            MOBILE PET SYSTEMS, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      May 15, 2001        By   /s/ Paul J. Crowe
        _________________      ___________________________________________
                                        Paul J. Crowe
                              President and Chief Executive Officer


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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